SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

2 August 2017

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St James’s Square	Level 33, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

99.1	2 August 2017	2017 half year results presentation

99.2	2 August 2017	Rio Tinto – 2017 interim results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Chris Lynch	By	/s/ Chris Lynch
Name	Chris Lynch	Name	Chris Lynch
Title	Chief Financial Officer	Title	Chief Financial Officer

Date	2 August 2017	2 August 2017